Ms. Nili Shah
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010
February 27, 2006

Re:	Johnson Controls, Inc. Comment letter dated February 10, 2006 Commission File No. 1-5097
Dear Ms. Shah:
In response to the comment letter dated February 10, 2006 relating to the limited review of our Form 10-K for the year ended September 30, 2005 filed on December 9, 2005, the following is Johnson Controls, Inc.’s (“the Company’s”) response to comments (1) through (3).
1. The Commission’s comment was as follows:
We note the disclosures concerning the tax valuation allowance and the changes in subsidiary tax status. You have indicated that you provide a full valuation allowance due to several factors, as enumerated in your response dated August 19, 2005. On page 36, you state that the $573 million allowance generally represents loss carryforwards for which utilization is uncertain given the lack of sustained profitability and/or limited carrforward periods in certain countries. Further, it would appear that management’s analyses underlying the decisions to change the tax status of certain foreign subsidiaries are based, in part, on projected adverse future operating results. There is a concern that readers may not be able to reconcile management’s SFAS 109 critical accounting estimates with the assumptions supporting the statement on page 32 that you do not have any material assets whose recovery is at risk. Please provide clarifying disclosure in future filings that reconciles this apparent inconsistency.
The Company will provide additional disclosures in future filings with the Commission to reconcile the apparent inconsistency noted above. It should be noted that the Company records its valuation allowance for each legal entity or consolidated group based on the tax rules applicable in the jurisdiction where the entity or group is domiciled and the criteria set forth in SFAS 109 that requires the Company to evaluate both positive and negative historical evidence as well as expected future events. In contrast, the Company reviews its long-lived assets for impairment in accordance with SFAS 144, which requires the Company to group assets and liabilities at the lowest level, for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, and evaluate the asset group

Ms. Nili Shah
February 27, 2006

against the sum of the undiscounted future cash flows. When reviewing long-lived assets for potential impairment, the Company’s analysis gives consideration to overall customer/platform cash flows, which may be across multiple plants, subsidiaries and geographies, as well as the redeployable nature of certain equipment among the Company’s automotive plants. These differences will be clarified in future filings with the Commission.
2. The Commission’s comment was as follows:
We note that you have disclosed your days sales in accounts receivable as previously requested in our letter of March 2, 2005. However, there remains a concern that accounts receivable and costs in excess of billings appear to be increasing at a greater rate than quarterly sales. At September 30, 2005, the 11% sales increase over the September 30, 2004 quarter is substantially less than the 22% increase in net accounts receivables. We further note that the ratio of receivables to quarterly revenue went up from 60% at June 30, 2005 to 68% at September 30, 2005. Absent specific disclosure to the contrary, it is not clear whether there has been a deterioration in credit quality or a change in revenue recognition practices. Please clarify this disclosure in future filings.
The Company believes that it has disclosed the most significant factors that caused accounts receivable to increase at a greater rate than sales for the year ended September 30, 2005 in the Liquidity and Capital Resources section of the Form 10-K (page 31) where we indicated the increase in days sales in accounts receivable primarily related to the decrease in factored receivables and the effects of foreign currency translation. There have been no changes in the Company’s revenue recognition practices. In future filings, the Company will include specific disclosure addressing whether there has been any deterioration in credit quality or changes in revenue recognition practices.
3. The Commission’s comment was as follows:
You state that you have been increasingly offering discounts in lieu of warranties resulting in a decline in the overall warranty liability. In our letter dated August 30, 2005 we urged MD&A disclosure about the specific reasons for the price concessions. This disclosure is necessary to an understanding of the material factors that impacted your operating results. Your January 19, 2006 Form 8-K lists the types of specific business, competitive, economic, and political factors contemplated in our prior comment letter. If any of these specific factors materially impacts your historical operating results, please disclose this impact in the MD&A section of your future filings. If quantification of said impact is impractical, then at a minimum, please describe the factor and advise readers whether management believes that the impact was positive or adverse. Note also the requirement for specific, prospective disclosures as discussed in Section 501.02 of the Financial Reporting Codification.

Ms. Nili Shah
February 27, 2006

Increasingly, price discounts have been offered during negotiations with customers of our battery business in lieu of warranties, thereby transferring the warranty risk to the customer. Since the Company now sells the battery at a price equal to the previous sales price less the Company’s implied warranty cost, which at the onset of the change is based on actual historical return rates, the accounting impact is neutral to the income statement. As such, the amounts recorded and the timing of when the amounts are recorded in net sales, cost of sales and net income are the same as what would have been recorded if the price discount in lieu of warranty was not offered. However, as disclosed in the Form 10-K, the change results in an overall decrease in the warranty reserve since there is no accrual for warranties issued during the period as the risk was transferred to the customer. Additionally, on a prospective basis, although customers will not submit warranty claims, the Company and its customers continue to monitor warranty issues to ensure the agreed upon price discount in lieu of warranties remains relatively consistent with the intended economic impact of the agreement. As a result, the Company did not include any discussion regarding the offering of discounts in lieu of warranties in our MD&A as the change is neutral to the Company’s current and future operating results and has an immaterial effect on the Company’s cash flows and liquidity.
While offering price discounts in lieu of warranties does not impact our current or future operating results, the Company will continue to analyze and disclose specific business, competitive, economic and political factors that have a material effect on our historical operating results and significant trends that we expect to impact our future results. As recommended by the Commission’s letter, the Company will quantify these results if practicable or describe the impact as positive or negative if quantification is impracticable.
In addition, as requested by the Commission, the Company acknowledges the following representations:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Nili Shah
February 27, 2006

We have appreciated the opportunity to provide additional clarification on the comments raised in your correspondence and to improve the overall disclosure in our future filings with the Commission. If there are any further comments or questions, please do not hesitate to contact me at (414) 524-3422.
Very truly yours,
JOHNSON CONTROLS, INC.
/s/ R. Bruce McDonald
R. Bruce McDonald
Vice President and
Chief Financial Officer